
July 22, 2013

<u>Via E-mail</u>
Russell Rheingrover
Principal Executive Officer and Secretary
Ticket Corp.
9625 Mission Gorge Road
Suite B2, No. 318
Santee, CA 92071

     Re: Ticket Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 8, 2013
           File No. 333-187544

Dear Mr. Rheingrover:

We have reviewed your responses to the comments in our letter dated June 10, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

<u>General</u>

1. We note your response to our prior comment 2 and reissue. Most of the activities described in your response appear to be anticipatory, and it is unclear to us how the activities which you state have been completed represent more than nominal operations. Please disclose your status as a shell company here and revise your disclosure on page 24 regarding resale of your common stock pursuant to Rule 144 of the Securities Act.

<u>Registration Statement Cover Page</u>

2. We note your response to our prior comment 4 on page 2 of your response letter that "[t]he cover page has been revised to indicate Rule 457." However, on the cover page of your registration statement you disclose that you have relied upon Rule 457(c) under the Securities Act for the calculation of your registration fee. Because your common stock is not traded on any public market, Rule 457(c) does not appear to be the applicable subsection to calculate the fee. Please recalculate the registration fee in accordance with the appropriate provision of Rule 457 of the Securities Act and specify the provision relied upon.

Prospectus Summary, page 3

General Information About Our Company, page 3

3. We note your revised disclosure on page 3 that you estimate that you will be able to generate revenues from "ticket and app sales" in six months. Please disclose in an appropriate place in your prospectus as to whether you intend to sell the application. In addition, please clarify that there is no guarantee that you will earn revenue in six months or that you will ever earn revenue.

4. We note your disclosure on page 3 that you estimate that you will be able to generate revenue from ticket and app sales in six months and that you intend to use the full amount of the offering to further develop your business goals. Please revise to briefly summarize such business goals.

5. We note your response to our prior comment 3 and reissue. On page 4, you disclose that Sure Street, Inc. is developing software that you intend to use in connection with marketing your services. With a view towards revised disclosure, please tell us why you believe that this agreement will provide $30,000 of funding. In this regard, we note that you have agreed to pay $30,000 for Sure Street, Inc.'s software development services. Refer to Section 4 of Exhibit 10.1.

6. We note your disclosure that the data analysis software that your software consultant is currently developing is expected to be "an integral part of [your] planned marketing efforts." Please provide a brief explanation of what you hope the software will allow you to do and how you intend to utilize the data in your marketing efforts.

Risk Factors, page 5

Our Business Will be Dependent on our Ability, page 7

7. Please revise to expand this risk factor to describe any risks with your ticket purchase strategy, such as the risk that you may not be able to enter into agreements with primary sellers or there may not be enough inventory for you to acquire in the primary or secondary markets.

Use of Proceeds, page 14

8. We note that you intend to use $10,000 from the proceeds of the offering for software integration. Please describe what you mean by "software integration" in your Description of Our Business section or in your Management's Discussion and Analysis or Plan of Operation section.

Description of Our Business, page 18

Principal Products or Services and Their Markets, page 18

9. Please revise this section to clarify throughout how you intend to make money and what your services will be. For instance, do you intend to charge extra for being able to use a barcode on a smartphone to enter an event? What exactly are you anticipating your ticketing services to be? For example, do you anticipate acquiring your tickets when they are available to the public generally from the primary seller of the tickets or do you hope to have an agreement in place with the primary seller for a block of tickets? Do you anticipate selling at a discount to the original price to the public or with a mark-up fee? Please also balance the discussion to indicate that there is no guarantee that you will be able to acquire the tickets in the manner you hope, unless you already have an agreement to do so.

10. Please revise to clarify what you mean by "informal discussions" in the second paragraph of this section. In addition, please revise to clarify which groups you have had such informal discussion with. Please revise, as applicable, that there is no guarantee that such discussions will result in your company being able to buy tickets from these groups.

11. We note your revised disclose on page 19 that you intend to post your tickets on Stubhub in order to resell the tickets. This disclosure seems to contradict your disclosure that your business plan is to develop a software application for smartphones that will enable people to purchase tickets using a smartphone and to gain entrance to the event using the barcode that will appear on the screen of the smartphone. Refer to page 3. Please revise for consistency.

12. We note your disclosure on page 19 that Stubhub and Ticketmaster are not competitors. However, on page 21, we note that you list both Stubhub and Ticketmaster as competitors. Please revise for consistency. In this regard, we also note that Stubhub and Ticketmaster appear to have applications that allow people to purchase tickets via a smartphone and scan the barcode displayed on the screen to gain access to the event.

Distribution Methods of the Products or Services, page 20

13. We note your response to our prior comment 18 and reissue. Please tell us the basis of your belief that your application will be superior and easier to use than all of your competitors' applications. In this regard, we note that you have not begun to develop your application. Alternatively, please revise to remove this sentence.

14. In the second paragraph of this section, please revise to clarify that there is no guarantee that the barcodes will work with the existing scanners at the venues or advise.

Pricing, page 20

15. We note your disclosure that you intend to use your software to time your ticket sales in such a way as to obtain the highest price. Please revise to clarify, if true, that you have not purchased or developed such software.

No Public Market for Common Stock, page 23

16. We note your disclosure that you anticipate making an application for trading your common stock on the over the counter bulletin board upon the effectiveness of the registration statement. Please revise to include this disclosure on the cover page and in the paragraph preceding "The Offering," at page 4.

Management's Discussion and Analysis or Plan of Operation, page 24

17. Please significantly revise your plan of operation to clearly identify which steps of your plan of operation you intend to pay for with the proceeds from this offering, which steps of your plan of operation will not begin until you have completed the offering and how you intend to complete each step, including any challenges you may face in accomplishing each step. In this regard, we note that the costs identified in this section do not correspond to the use of proceeds identified on page 14. In addition, please clearly identify which steps you have accomplished.

Our Plan of the Next 12 Months, page 25

18. We note your disclosure on page 25 that you have entered into a contract and that you anticipate "recording sales in approximately sixty to ninety days from the date of the contract." Please revise to clarify as to whether you are referring to your agreement with Sure Street, Inc. Also revise to clarify why you believe that you will be able to generate revenue in sixty to ninety days and the anticipated costs and steps of reaching this goal. In this regard, we note that in response to our prior comment 23, you disclosed on page 3 of your prospectus that you anticipate generating revenues from ticket sales in six months. Please revise for clarity and consistency. In addition, disclose that there is no guarantee that you will generate revenues in sixty to ninety days, in six months, or at all. In this regard, we note that the agreement with Sure Street, Inc. was signed sixty-one days prior to the date of the prospectus.

19. Please explain in your plan for the next 12 months when you anticipating procuring tickets to re-sell, how you initially plan to do that, and any costs associated with that.

Software Consulting and Development Agreement, page 25

20. Please revise to clarify here how your agreement with Sure Street, Inc. will provide $30,000 of bridge funding. We note your disclosure on pages 3 and 19 that this software

is in integral part of your planned marketing efforts. Please describe such planned marketing efforts here and how this software will help you accomplish these goals, including the cost and timeframe of your marketing efforts. In addition, please revise to disclose the cost and time frame associated with the development of this software.

Establish Merchant Relationships with Paypal and Credit Card Companies, page 26

21. We note that you have disclosed that you intended to establish merchant relationships with Paypal and credit card companies in June 2013. Please revise to update the disclosure as to whether you have signed agreements with Paypal and credit card companies to allow potential customers to charge tickets via Paypal and/or a credit card, as June 2013 has passed. If you have not yet accomplished this step of your plan of operations, please disclose.

Develop List of Potential Customers, page 26

22. Please disclose whether you have hired a consultant to help develop a list of potential customers and briefly disclose how you intend to develop such a list.

Complete Technology Specification and Design, page 26

23. Please revise to disclose that there is no guarantee that you will be able to hire a consultant to develop your application for $3,000 or advise.

24. Please revise your disclosure on page 27 to describe the steps and timeline of the "second part of [your] operating plan," including the estimated cost of hiring additional staff.

Certain Relationships and Related Transactions, page 36

25. Please update this section to include a description of your funding agreement with Mr. Rheingrover, dated June 21, 2013, pursuant to Item 404 of Regulation S-K or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

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